UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated November 29, 2024.

Item 1

Millicom (Tigo) intends to consolidate listing of shares on NASDAQ U.S. by delisting SDRs from Nasdaq Stockholm and resumes shareholder remuneration

Luxembourg, November 29, 2024 – Millicom International Cellular S.A. ("Millicom" or the “Company”), today announced that the Company’s Board of Directors (the “Board”) has approved the following corporate actions, to simplify the trading of its shares and to resume shareholder remuneration, supported by the Company’s strong financial performance in 2024 and positive outlook for 2025 and beyond:

1.	Application for delisting of the Company's Swedish Depositary Receipts (“SDR”) from Nasdaq Stockholm (to be made at the earliest end of February 2025): The Company anticipates that consolidating the listing of its shares onto one single exchange, the Nasdaq Stock Market in the United States (“Nasdaq U.S.”), will provide improved levels of liquidity to its shareholders, appropriate access to capital for Millicom, attract new investors focused on Latin America, potential inclusion on certain equity indices, a simplified corporate governance structure and a reduction in administrative costs;

2.	$150 million Share Repurchase Program: The program is intended to enhance shareholder value, as further outlined below; and

3.	Dividend Policy and Interim Dividend Declaration: Millicom having reached its intermediate leverage goal, the Board’s current intention is to propose to restart recurring dividends as means of shareholder remuneration, which would then be presented to the AGM for shareholder approval. Meanwhile, the Board has approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR), i.e. approximately $172 million (to be adjusted for the number of treasury shares held by Millicom at the time of the record date of the Interim Dividend), expected to be paid on or around January 10, 2025.

Application for delisting of the Company's SDRs from Nasdaq Stockholm

Consolidating the listing of the Company’s shares on the Nasdaq U.S. is a logical next step in Millicom’s journey to become a more efficient company with a simplified corporate governance structure and to solidify its position as a leading provider of fixed and mobile telecommunications services in Latin America, a region where most of its peers are US-listed.

The Company’s primary goal in consolidating its listing on Nasdaq U.S., is to increase trading liquidity for its shareholders and to provide appropriate access to capital for Millicom, reaching a larger pool of potential shareholders, while maintaining the same high level of standards of reporting and governance.

To achieve this, the Company (i) will maintain the current listing of its ordinary shares on the Nasdaq U.S. (“Millicom U.S. Shares” or “Shares”) under the ticker symbol TIGO and (ii) intends to apply to delist the Company's SDR from Nasdaq Stockholm. The application for delisting will be submitted to Nasdaq Stockholm no earlier than three months after the date of this press release in line with Swedish good stock market practice (which the Swedish Securities Counsel has confirmed in its statement AMN 2024:72, when consulted by Millicom regarding good stock market practice in relation to the intended delisting).

Millicom’s SDRs traded on Nasdaq Stockholm have equivalent economic and voting rights as the Millicom U.S. Shares that will remain listed on Nasdaq U.S. Currently, unrelated to a future delisting, holders of SDRs can convert SDRs into Millicom U.S. Shares for a fee paid to the SDR custodian (SEB), as per the procedures described on Millicom’s website. However, Millicom will as soon as possible provide further details regarding the transfer instructions to be given by SDR holders to their Swedish nominee/custodian bank or broker in relation to the conversion process in light of the delisting and the related termination of the SDRs, and how to act in relation thereto. Such further details will include that directly registered SDR-holders must have or open an account that enables them to receive the US Shares, such as a securities custody account, an investment savings account (Sw. investeringssparkonto) or an endowment insurance (Sw. kapitalförsäkring). SDR holders that convert SDRs into Millicom U.S. Shares before such upcoming more detailed communication may not benefit from any improved conditions which may be applied in preparation for the upcoming delisting and termination of the SDRs (including potentially as regards removal or reduction of any fees involved).

As mentioned above, the application for delisting will, in line with Swedish good stock market practice as confirmed to Millicom by the Swedish Securities Council, not be submitted to Nasdaq Stockholm until at the earliest three months from today. The delisting is conditional on Nasdaq Stockholm thereafter approving the delisting application, which it is expected to do within a few days of receipt of the application for delisting. The SDRs will remain listed for trading at Nasdaq Stockholm until such last day of trading as Nasdaq Stockholm will decide. It is currently not possible to say when such last day of trading will be, but Millicom currently expects it to be approximately two to three weeks after the submission of the delisting application.

$150 million Share Repurchase Program

On May 23, 2024, the AGM of Millicom resolved to authorize (the “Authorization”) the Board to adopt a share repurchase plan subject to certain conditions. Based on the Authorization, the Board decided today to initiate a repurchase program of SDRs and Shares (the “Share Repurchase Program”) worth up to $150 million (or its equivalent in Swedish Krona (“SEK”)). The purpose of the Share Repurchase Program is to reduce the capital of Millicom by distributing funds to the shareholders, thus enhancing shareholder value, and to meet obligations under Millicom’s share-based incentive plans or other compensation programs. The repurchases may also have the effect of mitigating any potential stock price volatility that may arise during the delisting period, though there can be no guarantee that the Share Repurchase Program would have this or any other effect on any price or trading volatility of the SDRs and Shares.

The Share Repurchase Program will be implemented in accordance with the Authorization, the Nasdaq Nordic Main Market Rulebook for Issuers of Shares (“Nasdaq Rulebook”), applicable law including the Luxembourg law of 10 August 1915 on commercial companies, as amended, and the EU Market Abuse Regulation No. 596/2014 (“MAR”), and it will be executed consistently with the provisions of Article 5 of MAR and the Commission Delegated Regulation No. 2016/1052 (“Safe Harbor Regulation”). The Share Repurchase Program will be managed by a brokerage firm which makes its trading decisions concerning the timing and quantity of the purchases of SDRs and Shares independently of Millicom based on the framework agreed at inception. The Share Repurchase Program will be conducted under the following conditions:

•	Repurchases may take place during the period between December 9, 2024 and May 21, 2025.

•	The maximum level of SDRs and Shares that may be repurchased will be the lower of $150 million (approximately SEK 1.65 billion) in aggregate purchase price, or 17,200,000 SDRs / Shares (the latter corresponding to approximately 10% of Millicom’s share capital, which is the maximum number allowed under the Authorization).

•	Payment for the repurchases will be made in cash.

•	SDRs and Shares may be repurchased on Nasdaq Stockholm or Nasdaq U.S., respectively, at a price per share within the registered interval for the share price prevailing at any time (the spread), that is, the interval between the highest buying price and the lowest selling price on the regulated market where the purchases are made.

•	The repurchased SDRs and Shares will ultimately be transferred to employees of the Company’s group in connection with any existing or future Company’s share-based incentive plan or be cancelled, as the case may be.

In addition to repurchases under the Share Repurchase Program described above, but with the same purpose, Millicom may also, under the Authorization and before the commencement of repurchases under the Share Repurchase Program, effectuate separate repurchases outside the scope of the Safe Harbor Regulation under article 5 of MAR to the extent permitted under MAR and other applicable rules. If so, the execution of those repurchases will be disclosed and deducted from the maximum amounts and numbers of SDRs of the Share Repurchase Program as stipulated above.

As of the date of this press release, the total number of outstanding shares in Millicom is 172,096,305 of which 598,896 are held by Millicom as treasury shares. Completed acquisitions of own shares will be disclosed and reported in accordance with applicable laws and regulations as well as Nasdaq Rulebook.

Complete information on the authorization resolved by the AGM can be found on Millicom’s website.

Dividend Policy and Interim Dividend Declaration

Millicom having reached its intermediate leverage goal, the Board’s current intention is to propose to restart recurring dividends as means of shareholder remuneration, which would then be propsed to the AGM for shareholder approval.

Meanwhile, the Board has approved the distribution of an interim dividend payment of $1 per share (the “Interim Dividend”) to Millicom shareholders from the unappropriated net profits on a parent company basis, in accordance with articles 23 of the Company’s articles of association, currently expected to be paid on January 10, 2025.

At September 30, 2024 Millicom had unappropriated net profit of USD 2,058,896,447. The interim accounts of Millicom as of September 30, 2024 show that Millicom has sufficient funds available, in accordance with applicable law, to distribute the Interim Dividend which represents an approximate aggregate dividend of USD 172 million. The Board confirms that, in the absence of losses incurred by Millicom as of 30 September 2024 reducing the said unappropriated net profits below an amount of USD 172 million, the Interim Dividend can be paid out of the unappropriated net profit available at the date of this press release.

Details regarding the payment of the Interim Dividend, including in relation to the record date, conversion stoppage, ex-dividend date, and currency conversions will be communicated shortly.

As regards certain tax aspects, Millicom can currently inform investors as follows. In accordance with Luxembourg income tax law, the payment of the Interim Dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The Interim Dividend will be paid net of withholding tax. However, a reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in cases where the Luxembourg withholding tax exemption regime conditions are fulfilled (e.g., for shareholdings representing at least 10% of the share capital or an acquisition cost of at least Euro 1.2 million for an uninterrupted period of at least 12 months and held by corporate shareholders that may benefit from the Parent-Subsidiary Directive, respectively are subject to tax at a rate of at least 8.5% (2024) levied on a tax basis similar to the Luxembourg one and located in a jurisdiction linked with a double tax treaty with Luxembourg). These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax authority. Holders of Millicom shares and SDRs should consult their tax advisor regarding potential tax implications.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 14:45 CET on November 29, 2024.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruptions due to health crises, including pandemics, epidemics, or other public health emergencies; geopolitical events, armed conflict, and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: November 29, 2024